MERRILL LYNCH MULTI-STATE MUNICIPAL SERIES TRUST

NEW YORK MUNICIPAL BOND FUND

SERIES #1

FILE # 811-4375

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
9/21/2005	NY State Thruway Authority 5% 1/1/32	738,435,000	1,750,000	Bear Stearns Citigroup Merrill Lynch UBS Financial Services Advest, Inc M R Beal & Co CIBC World Markets AG Edwards & Sons Loop Capital Markets Raymond James & Associates
9/21/2005	NY State Thruway Authority 4.75% 1/1/30	738,435,000	1,750,000	Bear Stearns Citigroup Merrill Lynch UBS Financial Services Advest, Inc MR Beal CIBC World Markets AG Edwards & Sons Loop Capital Markets Raymond James & Assoc
9/22/2005	Puerto Rico Highway 5% 7/1/35	1,499,910,000	1,300,000	Citigroup Lehman Brothers UBS Financial Services Banc of America Securities Goldman Sachs JP Morgan Merrill Lynch Morgan Stanley Raymond James & Associates Ramirez & Co Wachovia Bank
9/28/2005	New York Liberty Dev Corp 5.25% 10/1/35	1,265,220,000	1,000,000	Goldman Sachs